American Exceptionalism Acquisition Corp. A

506 Santa Cruz Ave., Suite 300

Menlo Park, CA 94025

September 23, 2025

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention: Eric McPhee

Isaac Esquivel

Benjamin Holt

Pam Howell

Re:	American Exceptionalism Acquisition Corp. A

Registration Statement on Form S-1

File No. 333-289701

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Exceptionalism Acquisition Corp. A (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-289701) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m. Eastern Time on September 25, 2025, or as soon as possible thereafter.

* * * * *

The Company hereby authorizes Steven R. Green of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Green at (212) 403-1035 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

American Exceptionalism Acquisition Corp. A

By:	/s/ Jeffrey Vignos
Name:	Jeffrey Vignos
Title:	Chief Financial Officer

cc:	Wachtell, Lipton, Rosen & Katz

Raaj S. Narayan; Steven R. Green